[LOGO] MSX
        INTERNATIONAL

July 1, 2005

Mr. Larry Spirgel Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

Re:   MSX International, Inc.
      Form 10-K for Fiscal Year Ended January 2, 2005 and
      Form 10-Q for Fiscal Quarter Ended April 3, 2005
      File No. 333-49821

Dear Mr. Spirgel:

In response to your letter dated June 15, 2005 we are providing the following additional information with regards to our engineering service contracts and associated revenue recognition policies:

SEC Comment:

Tell us in more detail about your engineering service contracts. Describe the terms and duration of such contracts and tell us why you believe it is appropriate to recognize such revenues using the percentage of completion method.

Management Response:

      Terms and duration - Engineering and design programs are generally 3 - 12 months in duration with the majority being less than 6 months. Program costs primarily include direct labor and material costs based on the quoted deliverables. The company has a history of project managing jobs using percent completion and is able to reasonably estimate projected costs. Changes in scope or deliverables are subject to a change order approval process. Billing schedules are typically negotiated based upon level of effort required throughout the program and customer payment terms. Reimbursement for time and material costs incurred is required in the event of early contract termination. Historically, contract cancellations have been a rare occurrence. Revenues from such fixed price programs totaled $19.5 million for the 2004 fiscal year. (3.5% of consolidated revenue from continuing operations).


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      Revenue recognition - Percent completion revenue is calculated based on actual labor costs incurred on the program versus projected final labor costs. Projections to complete the program are updated and evaluated by management monthly. Material is treated as a pass through cost for revenue recognition purposes. Material content varies by program and is not a meaningful indicator of contract performance. Therefore, we recognize no margin on material content during interim periods. Our services include engineering design and product development functions which are covered by paragraph 13 of SOP 81-1 regarding contracts for services performed by engineers or engineering design firms. In accordance with SOP 81-1 and subsequent staff accounting bulletins, we believe labor is the best measure of performance of service based on the arrangements with our customers and the nature of the deliverables. Our historical experience supports this treatment.

In connection with the above response, we confirm the following:

   o The company is responsible for the adequacy and accuracy of the disclosures in our filings;

   o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the company's filings; and

   o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,


/s/ Frederick K. Minturn
------------------------
Frederick K. Minturn
Executive Vice President and
  Chief Financial Officer


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